UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SuperdopeTV, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 11, 2017

Physical address of issuer
11021 Ventura Blvd., #362, Studio City, CA 91604

Website of issuer
SuperdopeTV.net

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, D.C. 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The First Democracy VC, the Intermediary, will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$570,000.00

Deadline to reach the target offering amount
December 11, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$440	$0.00
Cash & Cash Equivalents	$440	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 20, 2017

FORM C/A

Up to $570,000.00

SuperdopeTV, Inc.



Explanatory Note

SuperdopeTV, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on October 10, 2017 (the "Form C").

This Amendment is filed to (i) update the Video Transcript (Exhibit F) with the text of the new video and (ii) add the Webinar Transcript (Exhibit G). Exhibits F and G are attached hereto.

Except for the foregoing, no other changes are made to the Form C or the exhibits thereto. The information in the Form C, as amended by this Amendment, continues to be as of October 10, 2017 and does not reflect events occurring after October 10, 2017.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mychal Simka
_____
(Signature)

Mychal Simka
_____
(Name)

CEO and President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mychal Simka
_____
(Signature)

Mychal Simka
_____
(Name)

Director
_____
(Title)

11/20/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT F
Video Transcript

Mychal Simka: Hi guys, it's Mychal Simka here. My company, Superdope TV, is an online television network for kids, primarily between the ages of 5 and 12

Voice Over: SUPERDOPE!

Mychal Simka: From animation to live action, we've got short form series, music videos, and sketch comedy. My background is in animation, I made 14 animated feature films which have been distributed by the studios like Lionsgate, and everyone of them made money. And who better to partner with than Barry Katz with his experience with Dave Chappelle, and SNL and MadTV and my background in animation? You know Nickelodeon and Disney channel is split between animation and live action, which is generally sketch comedy type stuff. So that's what we want to do. Is build the next family entertainment brand for generation Z. You know 32% of all kids in 2016 preferred getting their content on a digital device, something other than television. So we're just there to meet that demand. All the studios and all the networks are looking to that place too because they don't want to lose that audience. And we're not the only ones to do it. Awesomeness TV set up shop for about 3 million dollars a couple of years ago and less than 9 months later, was sold to Dreamworks in a deal worth over 200 million dollars. Every studio and network is looking to pick up their own A.V.O.D (Advertising Based Video on Demand company), just like Awesomeness TV or Maker Studios because when kids are leaving the cable television network, or leaving the traditional television infrastructure, they're going online, they can't afford to lose that customer base. So these studios and networks can go set up their own company like Awesomeness or Maker or they can go buy one that is already set up, a turnkey operation. So aside from if we get acquired by a mega studio or a giant television network, what's the A.V.O.D business model and how does Superdope TV plan to make money? Well first, there's Youtube ad monetization, and that means that for every thousand views, you make a certain amount based on their ad revenue. Second, there's branded content. Now that is when Superdope TV partners with an external company to create video content together for a set fee. Third, the TV series incubator business model. Every one of our two-minute series, like say for example we have The View for kids in a two-minute form. If that becomes popular enough, Barry will package it up, and take it over to the big television networks and try to sell it as a half-hour show. Fourth, and this was the inspiration for Superdope TV, it is going to be the brand under which we release all of our animated films. So, when you see a movie like "Adventures of Bunny Bravo," it's going to be a Superdope film. And lastly, there is music, merchandising, and all the other revenue streams that go typically with a family entertainment company. We're going to work with Hollywood celebrities and Youtube influencers on everything we do, and here's a word from some of the guys we've worked with in the past.

Rob Schneider: Hi, I'm Rob Schneider.

Alexa Penavega – My name is Alexa Penavega.

Drake Bell: I am Drake Bell.

Brendan Robinson: This is Brendan Robinson.

Bella Thorne: The first time I met Mychal I'm pretty sure is on Shake It Up when he tried to sneak in and grab photos of Zendaya and I at lunch, a little paparazzi action.

Dallas Lovato: And now look at him, he's one of the most amazing directors and producers that I've ever met.

Russell Peters: Big and lovable.

Leon Thomas: Simka Entertainment!

Steve Guttenberg: Simka Entertainment!

Gregg Sulkin: Simka Entertainment!

Dallas Lovator: Simka!

Garrett Clayton: Working with Mike…

Leon Thomas: Has been absolutely amazing.

Steve Guttenberg: Really has his heart in the right place.

Meredith O'Connor: I'm so stocked to be a part of Simka productions.

Mikey Bolts: Thank you guys for letting me a part of this awesome project.

David Spade: Teacher's pet.

Amanda Steele: It was really cool to do this process.

Hilary Duff: And something as positive as this.

Ashley Tisdale: It's always so much fun.

Josh Duhamel: Flyboys for life!!! Ahooo!!!

Meg DeAngelis: I thought it was really cool working on an animated film. I had never done anything like it before.

Jon Lovitz: Doing it pretty much since I started.

Jane Lynch: One the most fun things I get to do in a day.

Personality: You use your voice rather than your eyes and your facial expression.

Keith David: It's your voice that has to carry all the emotion.

Rob Schneider: And that's the fun of it.

Jon Heder: You have to use your imagination a lot.

Jennette McCurdy: Imagination is one of the most important things.

Drake Bell: Wait, what does a bird sound like when he's flying?

Cameron Dallas: You have to like, get in your zone and be like goofy and funny in your chair.

Ariana Grande: I definitely think that goofiness is helpful.

Ken Jeong: I think what I love about voice over is that you have the freedom to experiment.

Bella Thorne: The awesome part is I can sit with Mychal all day and just chat and joke around as we are doing these voices.

Alexa Penavega: Here's what's great: when you have somebody who wants to make a quality project. They're not just wanting to throw something together very quickly, it's somebody who actually cares about the integrity of the film. You end up with something really incredible at the end of the day and something that you feel proud to be a part of.

Personality: Flyboys for life! Woohoo!

Hilary Duff: Flyboys for life? How about Flygirls for life!

Mychal Simka: Whether it'd be for a small amount or a large one, we hope to see everybody on board for this exciting adventure with all of us here at Superdope TV!

Voice Over: SUPERDOPE!

EXHIBIT G
Webinar Transcript

Bill Clark:	Hey everybody. My name is Bill Clark, I'm the CEO of MicroVentures, and I'm also the COO of First Democracy VC, which is our funding portal that is a partnership with us and Indiegogo. And today we're going to be discussing SuperDope TV. And we have Mychal Simka and k Katz that are going to be leading that discussion. You can see Barry on your screen, Mychal is just down the street, he should be here any minute. But we are going to get started without him.
	Before we do get started, and I turn it over to Barry for a few minutes, a couple of things that I just wanted to mention. First off, we launched SuperDope a few weeks ago, and we've already raised $97,000, approaching $100,000 right now. The goal is 570, so we do expect ... oh hey, Mychal. How's it going?
Mychal Simka:	Hi Bill.
Bill Clark:	Hi. We do expect to make some significant progress in the next few weeks on that. The previous opportunity that Mychal had on First Democracy VC was Adventures of Bunny Bravo. We hit the $100,000 limit. We were actually over subscribed on that. And so we are very pleased with that, so that's why we're doing another one, Mychal. So, we're really happy to be able to support that one as well.
	Again, this, we talked about a little bit before, but this is meant to be mainly a Q&A, and before that Mychal and Barry are going to talk a little bit about SuperDope and just the vision behind it, and what it takes to put together the shows. And then after that, I will start to facilitate some of the questions that you have. So, feel free to ask those now, and they come to me. You won't be interrupting Mychal or Barry. And I'll ask them when they're done talking.
	So, with that, I'll turn it over to you guys. Mychal Simka, and Barry Katz, and I'll let you guys take it away. Thanks, guys.
Mychal Simka:	Awesome, awesome. Thanks, Bill. How's everybody doing today? As Bill said, we did the crowdfunding campaign for Adventures of Bunny Bravo and Conejo Huevos for $500,000, and it was over subscribed. A couple of investors were hitting me up afterward and were wanting to come in, but it was too late. So we had to open up a new one.
	What I'd realized later, the initial inspiration for this was, we're making animated films and I was trying to remember the last time I saw an animated film that just came out in a vacuum. The answer is really never. It was always distributed by a brand, like a Nickelodeon. Or Dreamworks animation. And one film that came to mind was SpongeBob. It's a 3D animated movie. Hopefully the producers of that are not watching this right now. I didn't think it was a terribly good movie, but it was SpongeBob, which is a franchise. And it was Nickelodeon, which is a franchise.

And you go to it and if you go there, even if you don't think it's going to be the movie that you're going to remember until the day you die, you still remember it's a Nickelodeon thing, and it's going to be fun. I'm going to go, and ... so they got a lot of people to go see that movie because of that. And so, I was really into this idea of a brand. You know, I could just pick a word and call it this type of films or that type of films, and it seemed like it has to be more than that.

If there was no Nickelodeon television, then Nickelodeon films wouldn't really make any sense. So, I called Barry, who I've been involved with on many things in the past few years, and he's advised me over the years on a lot of things. So, Barry used to be the manager of Dave Chappelle, he's who I know, he's a fantastic guy.

But he also launched the careers of some really amazing comics like Tracey Morgan, Dane Cook, and you know, just, I was like, well I want to do something that's kind of like Nickelodeon. And Barry, being involved in the sketch world, like SNL and Mad TV and what not, to me Nickelodeon is half animation and half sketch comedy like SNL, right? There's a lot of series, like Drake and Josh and things like that.

But if you remember, Drake and Josh and Zoe 101 and things like that, kind of stemmed from the Amanda show, and the Amanda show kind of stemmed from All That. And All That was basically a kids' version of a SNL. So, I was like, I need to talk to you, Barry, about how we make this brand for kids.

And so we came up with this idea for SuperDope TV, that was a little bit of a cheeky word that just, I was going through a lot of different ideas, and I said, what is the word that makes me cringe the most when people say something is good. Like radical, or awesome, or dude, you know, whatever. What's the one that really makes me cringe. And it would have to be dope. And also what word do I think is going to stay in the vocabulary for the next 20 years. And I think it's the word dope, right? When someone says, oh, that's dope, we're going to go somewhere, it's dope. It's always seemed a little funny. Especially when guys my age use it.

I was like, alright, well let's just take that and put it on steroids, and we turn that into SuperDope and everybody I've talked to about it, they just, they're like, I love the name. We want to be involved in it because of the name. But it came from this kind of a, a joke that we were just talking about around the office.

Another thing I'll say about SuperDopeTV, I've had some comments from early investors and investors in my previous stuff, that SuperDopeTV sounded like more of a teen thing, or maybe older kids and maybe moms wouldn't like be into it because it's like more, it's a little too hip. I think, it's like an analysis of the psychology of how kids entertainment work needs to be put out there for this.

So, kids who are 12 years old, everybody's thinking, okay, this is a brand for 12 year olds, SuperDopeTV, that's something they would like. It's not something that's for 12 years olds, honestly. 12 years olds are watching South Park, they're watching stuff that's meant for adults. But 5, 6, 7 year olds, people who are in elementary schools, you know, second grade, third grade, what they're watching, is stuff that they think that the kids in junior high are watching. And SuperDopeTV is exactly that thing. It's not the stuff that the kids in high school or junior high are going to watch, it's going to be the stuff that the kids in elementary school think the kids in junior high school or high school are going to watch.

So, we're still going to that same demographic, right? If we put out a brand like Sprout, or whatever ... not to say that Sprout's not a great brand for, you know, hello Sprouts, if you're out there, we want to work with you. Well, they changed their name anyways. It's not to say that that doesn't work, it does work in a different way. But Nickelodeon, when they do a Nick Jr, right, they're playing off of all that brand equity from the Nickelodeon main brand.

When we have SuperDope, and it's the main brand, right, for the television content, we're going to be able to play off of that a lot more strategically and more powerfully than if we just went out there and called it, like, I don't know, Snickerdoodle or something. You know, something that ... actually, I like the name Snickerdoodle. Something like, plushy blue toy media, you know, or something like that. That wouldn't resonate with anybody. That's where SuperDope came from.

Barry Katz: That was my second choice.

Mychal Simka: Plushy blue toy. [crosstalk 00:07:54]

Barry Katz: I just wanted to say something about you and why I'm working with you, if you don't mind.

Mychal Simka: No, no, don't say it Barry.

Barry Katz: People are probably wondering why I'm here, with this young man here. Because I believe in what this guy is doing, and I believe what he's trying to do. And if you follow me, or you want to check me out, one thing I can always say about myself is, I've always tried to be on the ground floor of some of the most incredible artists, and what they're doing and how they did it, you know. From Chappelle, to Bill Bird, to Tracey Morgan, to, you know even people like Frank Caliendo whose main talent was just doing great impressions. And how you can launch and how you can create through those things.

And in our world, the thing about the greatest artists are the ones that think outside the box. You mentioned, Mychal mentioned All That. One of the writers of All That was Neal Brennan. Neal Brennan was the door man at my comedy club at 17 years old in Greenwich Village, hanging out with a guy who was 18 who was working in my comedy club, was managing, Dave Chappelle. And together, they had an idea, they had nothing, they had not money, nothing, but they had an idea to make a pot movie. They wanted to make a pot movie, there were no pot movies.

And so they created a movie called Half Baked. I went and pitched it with them at Universal, and they sold the movie. Just from an idea. Just from some idea that hadn't been done before. And the thing about Mychal Simka, what I love about him, he always figures out a way to get in the business world, and figures out ways to be successful, in ways that no one else really has. Taking components of how people have been successful.

Because as my friend Royce Ring, who was an All Star baseball player, won the world series, he said three things I'll never forget. He said, study greatness, imitate greatness, and become great. And I think the reason why I'm here, having worked with so many different people, produced so many television shows, and so many hour specials. Working with so many different artists who are multi-hyphenists. Mychal is one of the most unique and inspirational artists I've ever seen in my life. I've never known anybody to do and take things in the direction that he takes them.

And I just want to share with all of you today, if you take nothing away from this webinar, I want to say something about myself that's kind of humbling and I don't want it to sound the wrong way. There is very few things that I consider myself to have a skillset at. I could go on for hours and hours and tell you all the things that I'm bad at. One of the things I've always identified from the very beginning, is artists that are going to do extraordinary, great things.

I met with Dave Chappelle the other day, I'll never forget, he said, you remember the first time we met? And I said, yes, like it was yesterday. We were at a comedy club, you were 18 and I shook your hand before you went on stage, and I said, you're going to be one of the biggest stars in comedy. You're going to change the face of the way the world works. And he says, how can you say that? You don't even know me, you haven't seen a video of me, you haven't seen me perform. How can you say that? And I said, shaking your hand, for me, it's like that old movie the Dead Zone, with Christopher Walken. I can see what's going to happen. And I've always had that gift, to be able to see when an artist was going to do something special.

And the reason why I'm sitting next to this guy today on this webinar, and why I am working with him, because I know for a fact that this guy is going to do it. I believe in him. And that's why I'm here.

Mychal Simka: Wow. Thanks, Barry. That was awesome. I don't know how to follow that.

Barry Katz: Super plush blue toy.

Mychal Simka: Yeah. I'm just going to be happy for the rest of the day, now. Get to sit in Dave Chappelle's chair, here.

Barry Katz: I'm going to need some money.

Mychal Simka: Yeah, thank. I mean, sure.

To pick up where I left off with SuperDope. A little bit, to flesh out the concept. It's a lot more complex than Bunny Bravo, so I think that's one of the things ... people ask me questions and the answer is, you know, there's 10 different parts of it, right? So, because it's a brand. With Bunny Bravo it was an equity share, it was one film in two languages, or two film, however way you want to look at it. It was originally a Chinese film which we cut up into a thousand pieces and put back together. So, it's either one film or two films.

But, that was a really simple model compared to SuperDopeTV. So, SuperDopeTV is going to live online. And I call it an MCN, but it's actually not an MCN in the same way that awesomenessTV or maker studios. It's sort of the next evolution of MCN's, because the idea that all channels are just going to be like, work on youtube and then they're going to have these little subsidiary channels under it. That, I don't see cable television in the future have 60,000 channels. I don't think that's going to be the way it works.

I think it's going to be some major brands. And you're going to get it through different places, just like you get television through different wires and different buildings, and that stuff's going to kind of fall to the wayside. But the brands are what you're going to remember. So, whether you get SuperDopeTV content through Facebook, you get it through youtube or you get it through some other fspot. You get SuperDopeTV through Hulu, or whatever. Maybe just a small amount of content from there. Maybe a small amount of it somewhere else, whatever.

We're just building a brand, right? And yeah, we'll work with youtube, because they're the most fleshed out as far as the monetization structure goes. But we don't even have to be on our own channel, on youtube. We can put it on an influencer's channel, because of YouTube's copyright laws, now. We can file the copyright, and we monetize all the ads off of that.

So, we put it on Bart's channel, Bart's watching, who has 10 million subscribers, our partner and investor, and will also be the star of a lot of SuperDopeTV content. He puts it in his channel, and not to say that we would, but we could file for copyright and take off the hat for [inaudible 00:14:27]. You know, it's where the copyright are. It really is a branding thing. There is some of that monetization online. But it's really a branding thing.

And, what we're going to do, what Barry's going to do, because he's the man who does this, selling to television. All these animated series, and I'm in contract negotiation on over 30 animated series right now. I just got back from, you know, I was, back from Cannes, I have a huge story, an amazing story from Cannes I want to tell also. But, we're in contract negotiations for over 30 series. Those are all animated series. Well, there's a couple of live action, most are animated.

Now, any one of those could turn into, and we're going to probably but like two minutes episodes, or like five minute episodes on an influencer's channel, on our own, whatever. Anything could develop into one of those things that have millions of hits. And then that time, we're like, okay, well maybe this is the time we take this series over to a broadcaster. And then we make that deal there. And that's where the money gets, you know, it's not just, you know, a penny per thousand, whatever the youtube monetization. We're selling to a network at that point.

So, that's the first really big exciting thing. We have the model, like awesomenessTV, that we'll be like a variety show of all the content together from the best of SuperDopeTV. And that will be like our, you know, I like to say SNL, Barry says don't say SNL too much or we'll get in trouble. That's like our model, right? The sketch variety, but we'll also have a lot of animation.

AwesomenessTV did that, and they put on, they had a half hour on Nickelodeon, just called it awesomenessTV. So, that would probably be our, or, it's what I envision to be the first show that we take out. But any one of the animated shows and any one of the little miniseries, so miniature series, no mini series, like you know, a set number of episodes.

But, let's say we want to do The View for kids, right? Say, we get three influencers that are 12 years old and they want to just talk about stuff that's important to 12 year olds. We've put together, we've budgeted that, we have the office space, we've got the cameras, we've got everything set up with our partner, with What's Trending. We've got a film studio, a TV studio there.

We bring them in, we shoot that once a week or whatever, and that might become something that even gets bigger than the variety show of awesomenessTV, or of SuperDopeTV. So, that might be the next show that we do. Or the first show. A lot of potential as far as which shows we pick out for the next level.

I've started talking about how SuperDopeTV is related to the films. Originally, the idea came from a brand to release the films. The brand SuperDopeTV is going to release Bunny Bravo, the first film, in English and Spanish, Conejo Huevos. Now, it does not own any part of that first movie. It's merely going to release it, it's going to be supporting it. So, for you Bunny Bravo investors out there, SuperDopeTV will be the releasing company behind it. And we'll be able to use the marketing that we're generating with SuperDopeTV.

But, SuperDopeTV does own in, you know, not in perpetuity, but completely all rights for North America and the other territories that we have, Spanish stuff, for Bunny Bravo the sequel. That hasn't been made yet. We just own the Chinese film now. I still have to cut that up, put it back together, bring in the voice treatment, bring in the musicians. All that stuff. I have to do that, but we own that. That's at SuperDopeTV, that's part of it.

We also own Frogville, which was another foreign animated film, which I bought over a year ago. And me and one of my writers we sat down for two weeks on this film, and we cut it up into a thousand pieces. We put it all back together, but we haven't read the script yet. So, it's basically an hour and a half of a silent film with me talking over it like a director's commentary, just explaining why I put this piece here, and that piece there. Because I didn't expect to write the actual script myself.

We own that, and we also own a Bunny Bravo TV series, which is 11 minute episodes, 12 of them. It owns all of this IP here. And SuperDopeTV is the brand behind that. It's the brand behind the televisions shows that we're going to be taking out to sell to broadcasters. It's the brand behind everything that's happening on the internet. It's the brand of a lot of things, right? It's primarily still an AVOD, and advertising based video on demand model.

One thing that AVOD's have right now, which is an amazing thing, is that they're very, very attractive to the studios and the networks. Especially when they're in children's entertainment. Kids are moving over to YouTube and digital platforms all the time now, in record numbers. I think it was like 32%, someone put on our MicroVentures blog. In the question and answers, they said that it was 32% of kids are watching and preferring to watch their content on a digital device now, rather than television. And that's just going to increase.

So, what happens to your NBC, and your CBS and your FOX and these guys, when all of their kid audiences are going over to platforms that they don't control at all. What do you do, right? And then to go there, what happens if there's something besides YouTube that's getting all of their views, now? Some app comes out that wants to put out content, now they did this big thing with YouTube, but they want to be somewhere else now. So, this advertising based video on demand is something that all the studios are looking at.

And I want to tell a story, which is just one of the most amazing things that happened to me. I was on my way to Cannes. I had a great seat, I had plenty of leg room, but it was one of those things where the TV pulls out of the arm, and the woman sitting next to me, she's like, it's great, but [inaudible 00:20:52] the TV's pull out of arm, and these things break, right? And so, low and behold, 15 minutes later, we get into the air, and the TV's break. And we have nothing to watch for a 12 hour flight to Paris. She was going to Paris, I was going to Cannes. And there's no internet, so no wifi.

So, I basically just sat and talked to this woman for 12 hours on the plane. And we had a lovely time, it was amazing. And about half way through, she says, you need to meet my husband, because what you do sounds a lot like what he's doing. And he works for one of the big studios. I don't want to say which studio it is, but I might be saying that next week. So, she says, you've got to meet with him.

I get back and she's texting me and texting him on a group chat. And I finally get on the phone with him, and he says I want to make sure that this is the best use of your time, because my wife, you know, introduces me to a lot of people, and whatnot. I understand, sure, of course. Well, I explained SuperDopeTV, he said that actually is really, really fascinating. My studio, our biggest concern right now is with kids entertainment. And the idea of AVOD is where we are looking.

This was, this was the beginning of the conversation. The next part of the conversation was, let me tell you about what I do. He said I run the television division of this studio. I said, what television division? All the international television, and the local and the domestic television. But not the news, right? So, I might have given it away, which studio it is now. But hopefully not. Rhymes with something I'm not going to say. Dirty.

So, the next thing was we want to set up a meeting with the other top people at this studio who head up the films, the 200 million gigantic, $200 million gigantic films, just to see how we can work in SuperDopeTV, and if it's a good fit. You know, but that first conversation is always one of the most important. It was amazing, I hit it off with him really well. We're going to have lunch next week. And it's, you know, I'm really looking forward to that.

That's just something that happened randomly. This is the exact person, his official title is Head of Corporate Strategy, Acquisition and Investments for this studio, right? He reports to the chairman directly. That's the exact person that we would be trying to get to after we built SuperDopeTV, after we had this lineup of films and everything, and then sometime during 2018, we'd go through the lower level executive, then one up, and then one up after that. And then hopefully, you know, way in the future we would meet this person. But just by, you know, I think being in the right path just kind of doing the things that make sense and go with the vibe thing.

Like you were talking about how you just know sometimes. I think if you're just following your DNA and doing stuff that's fun, and following your dream, and making wise decisions and not being rash about it, but really just making sure to be a person before you're a business person also. Because we only have one life. We're out here, we're making deals and everything, we've got to enjoy everything around us at the same time. When you do that, I think these type of coincidence type things, these little pixie dust, just tend to show up. And that was one of the most amazing examples of that in my entire life.

Barry Katz: I think if you're doing the right thing that always happens, and one of the things I do in my spare time is this podcast called Industry Standard. And one of the things where I know that this project can benefit is I probably interviewed over 25 network presidents, from presidents of HBO, STARZ, Netflix, NBC, FOX. And I have these relationships with these people, where I can get them on the phone. I'm the only podcast they've ever done.

And it's an exciting time, because you only want to recommend the kind of projects or the kind of people when you're going to go in the room, and you're going to blow people away. And the only reason in your lives, personally or professionally, you want to be involved in anything, is you want to be able to add value. That's all you want. And for you out there watching, for you, it's an investment. But you are adding value, you're adding to the project, and you're helping it go.

Just one thing at a time. One dollar at a time, whatever the, it is. For Mychal, all he needs to do is be in a room, and he's going to show these people, these network presidents, and these people that we're going to be pitching to. It's obvious what he's doing and how he can add value to them. Regardless of if he met the girl on the plane or not. From one minute, from one minute, this guy, talking to this guy on the phone. If that guy thought that he didn't add value, and he couldn't add value, it would be like, hey, I'm sorry, I've only got a minute, I've got to go.

But he didn't do that. He kept the conversation going and he wanted to meet again. And that's all it is. And for me, I hope and I know that I can add value to this particular situation through those relationships, and I also know that if I put him in a room ... when I go in a room and sell something, I honestly feel invincible. I know it sounds conceited or cocky, and I'm not trying to sound that way. I just feel great about it. You know, when you've been doing it a long time, you feel that way about something. You're 10,000 hours.

And if I go in a room with him, I'm going to feel like I walk on water. I'm not going to feel like there's any problems at all. And the greatest part about our business, it doesn't matter if you're an actor or an actress, or if you're somebody who's putting together something like we're putting together. You don't have to be a brain surgeon, you don't have to go into every situation and succeed.

We could take 10 meetings. We could fail 9 times in 9 meetings, which won't happen. All you need is one. All you need is one situation and you're golden. And I can point to so many situations where that happened, where people passed on projects and then eventually they did them. Kevin Hart failed 8 times in a row. Judd Apatow, too. But all it took was one, and sometimes, somebody comes forward like Kumail Nanjiani, and does a movie like The Big Sick, and writes it with his wife, and it's the first movie he writes. And it gets made. I can guarantee you people passed on that movie.

If you follow long ago in the sitcom history, Cosby went to ABC with the Cosby Show. They passed, but NBC said yes. Roseanne went to NBC, they passed, but ABC said yes. And so, fate, like Mychal's talking about, along with relationships, it's very hard to believe that this project could ever fail because not only is it extraordinary, but all it takes is one. All it takes is one situation and it's gold.

Mychal Simka: (singing) ... His truth is marching on. Glory, glory ...

Let's turn it into a sing-along. It's really a children's program. Also, Barry and I are going to sing the next 30 minutes of this webinar.

Barry Katz: Can I just say one thing about the kids.

Mychal Simka: Yeah.

Barry Katz: So, another thing that I love about this project. My kids are 12 and 13. And they are not the 12 and 13 that I was. They're not even 30 and 31 to what I was. They are a different breed of kids. And I want to share this with you, and maybe this is the wrong thing to share with you, and maybe Mychal will kick me under the table.

I had the opportunity to interview Caitlyn Jenner for my podcast. She said that she didn't meet another transgender person until she had the operation two years ago. 65 years old. My kids are 12 and 13. In school there are two transgender kids. There are three gay boys, two gay girls and three bisexual kids, who are in their group that they hang out with all the time.

The world has changed, and kids, like Mychal said, they look towards what the future is. One of my sons came to me the other day, he said, Daddy I'm feeling a little stressed out with school. Do you mind if I listen to an album? I said, what do you want to listen to? He said, Jay Z's 444. And you know, my policy as a parent, and maybe this is bad, maybe it's good, I don't know. I say to myself, as long as you're listening or watching somebody who is a genius within reason, I'm going to let you do it. Because they come from a place where they had nothing, and they started with nothing.

I met with Robert Townsend the other day, who created a movie called I'm Gonna Get You Sucka, with his credit cards, with Keenan Ivory Wayans. They had nothing, but they had an idea, a vision and they moved forward. And I would have my kids listen to 444, even though the N word is every, probably every other word.

And so, I stood there wondering, am I doing the right thing? Because I want them to be able to watch this, and I want this show to, these shows on this platform to influence them, and inspire them. And so I stood there, and I thought to myself, okay, I'm going to let you listen to 444. I'm going to let you listen to the story of OJ. I'm letting you listen with the understanding of where this guy came from, and how he doesn't come from the world that you come from. For you to understand why he came up with these words, and these lyrics.

And then I said, I just want you to do me one favor. And he said, anything daddy, what is it? I said, don't sing along.

Mychal Simka: That's an important point. At every age, there's kind of content that's appropriate to that age, and then content that that age wants to be watching. I was talking about the early elementary school kids want to watch stuff that kids in junior high are watching, or they think that junior high kids are watching. And the kids in junior high are watching stuff that they think the high school kids are watching. And it's just kind of this aspirational, I want to be older, kind of child psychology.

And that's really ... SuperDopeTV, the brand and the name kind of falls into that. The way that we're doing that, so we can really make it fun and relevant to kids, and be inclusive and all these things that are high priority values for kids. And for moms as well, but another value for parents, and especially for the really little kids is this, that we don't have language like 444. But we might have Jay Z doing a voice, or doing something. But it would be more kid appropriate content with what we are doing. It kind of puts on the disguise of maybe not so appropriate.

So, the word SuperDopeTV might look a little bit more rebellious than it actually is. The kind of content that we're going to have is going to be edgy in a different way. It's not going to be edgy in that we're going to use bad language, or we're going to have a lot of violence. Or we're going to have political one way or the other.

It's basically, I'm a really strong believer of the principles of Walt Disney. I grew up next door to Disneyland, I have been to Disneyland probably a couple thousand times. Club 33, the whole thing. I love everything that he did. I love his method of moving from one thing to another and never repeating the same thing that he already did. And just his idea of plussing. He used the word plus as a verb, to constantly be improving the artistic and the entertainment value of anything that he did.

And that is, that's the kind of thing that I want to do with SuperDopeTV. It's just focus on the entertainment for its own sake, and not get caught up in the other stuff. And sure, if the kids learn something from what we do, great. If we change the world in some meaningful way, great. But, one thing I can promise you, is that anything that I do, or SuperDopeTV or anything that I'm involved in, it will never be primarily something else.

The first thing that we're going to do is make it as fun and funny and just like, an escape from all the crap that's out there, regardless. Everybody has to deal with crap in their lives, I feel it's my moral obligation to just not even deal with that, and just like say, look you can put that aside, when your kids, you're adults, whatever. And hopefully it's adults and kids and everybody enjoying the content together. Because that's the purpose of family entertainment. We're going there just to watch something that we can enjoy together and spread happiness amongst our loved ones.

Barry Katz: And that's the thing that's amazing when I tell the story about my kids. What I didn't share was the fact that they love Disneyworld. They love shows that are for everybody. They love the Simpsons, even though the Simpsons has a little bit of edge, you can sit down with your family and watch the Simpsons. They love things like that, but the fact that they can, in their school, they're also privy to things that are much edgier, but they always go back to the things that are family entertainment if they're extraordinary. And if they're written well, and if the content is special.

And that's the key. There has to be great stories in these programs. There always has to be great content and great writing, because that's the number one thing you point to. Everything is a story that we go through and everything we deal with has to do with stories. And if you don't have a great story, you are not going to be successful, you're not going to go see a movie that doesn't have a great story. You're not going to talk about it with your friends, a television show, if it's not that kind of thing where it has great stories in the writing.

And that's the goal of this, is to have something that everybody can sit down and watch, and not just a few people. But it's still relevant, even though one person in that group, might be going to an R rated movie later that night in a theater somewhere, but they can still sit and watch what we're having to offer and love it, and feel great about I. And that's the key.

Mychal Simka: Yeah, story over the past ... since the time of Walt Disney has gotten so much more complex. There's so many more things that you can do with story now. I read these book, like every story was hammered out 3,000 years ago, there's only 50 types. It's like, whatever. Whenever I watch a Charlie Kaufman movie, I didn't see that story, that wasn't around 100 years ago. What he did is a manipulation of the story structure in a way that has never been done.

So, opening up new topics of things for entertainment value. It just makes that world more complex. When you try to paint it into a little bit, I mean, that's what Charlie Kaufman does, right? He tries to open that box up. What if we flip it on its head, and then come back. And then, you know, it's ... that is super inspiring to me, and I want to push the envelope in those kind of ways.

Not, I wouldn't say its artistic ways, it's really just pushing the envelope to make entertainment just that much more enjoyable and more amazing. It's also the safe place. When I go to Disneyland, it's my safe place. I go there and it's home. I feel more at home at Disneyland than I do at my own home, because that is almost where my heart is. It's a 100% true. And when you have this entertainment that you're enjoying with are family and stuff, that becomes home, right? So, that's a really important thing for us. But we definitely want to include all of the modern developments that happen with story and the topics that we're going to be talking about.

Look, the people we're talking to for, to be part of the writing team are definitely not you're typical Cartoon Network, or Nickelodeon style writer, right? A friend of mine, Jeff Marx, I don't know if you're listening out there, Jeff, but I'm hoping you're going to come and work with us on at least one series, or one film. So, we've talked about a couple. One didn't quite work out. Jeff Marx is the creator of Avenue Q, which is my favorite musical of all time, it won the Tony, beating ... what did it beat that year? Did it beat Wicked? I think it beat Wicked, actually.

Just amazingly successful. He worked on The Book of Mormon as well. This was all puppets, right, with Avenue Q. Just an amazing composer and just mind, and I just love the way he takes something like puppets, and turns it into something completely different. The first song in Avenue Q starts off, it's like, it's Kermit the Frog song, the Rainbow song, Rainbow Connection. Turned upside down, he plays the notes upside down. I'm not giving away any secrets. He actually says that freely. It's about graduating from college, but he's Kermit the Frog, someone like Kermit the Frog, graduated from college.

So, he took the established thing of puppets, which we all know, and used it in a creative new way. So, that's the same thing that I always look for when I have a new project. Take something, you steal from the best, and put that together and see how those little cards in your Pictionary game match up with each other.

Another one, I think we have to transition to our Q&A now. That was elegant of me, right? I'm like we're going to transition to Q&A. So I'll cut off my long winded stories, and we will address your questions now.

Bill Clark: Thanks, guys. Really appreciate it. So, there are a few questions that have come in already, if you have any additional ones, send them over. You can do it through GoToWebinar, and there's a question section.

Some of these answers I think, or some of these questions you may have already answered, but I'm going to ask them anyways, just to make sure.

The first one, is around where people will be able to watch the videos. And I know you said YouTube, and you also mentioned other channels as well. Do you want to just elaborate on that a little bit?

Mychal Simka: Yes. So, our primary strategy is YouTube. So, we're analyzing the options with Facebook and I'm hoping Snapchat becomes a viable option, because I've heard some people say SnapChat's going off and Instagram is taking their business and stuff, yeah right. I've gone to some conferences, I meet the guys who are on the board there, and key executive positions. Those are some of the smartest guys in the industry. Hey, Snapchat. You want to work with us, because we're smart too.

Yeah, they just have this strategy, I mean, go look into Snapchat, it's amazing. So, hopefully we'll work with them. But it's all going to start with YouTube, because that's where people go, right? YouTube is the biggest, it's where the monetization works the best, so we're going to put these series, these clips, these sketches, the little animated episodes, they're going to be on YouTube.

But they're not necessarily going to be on a channel called SuperDopeTV. We will also have a SuperDopeTV channel, we'll have a SuperDopeTV Instagram and all that. You know, so we'll have our own place, but why would we put and episode of an animated show, that let's say Bart Baker does a voice in, why would we put that episode on SuperDopeTV, which we haven't formed it yet, so, when we design it up it'll have ... well, Randy will subscribe, and Barry will subscribe, so maybe we'll have three, and me, so three subscribers. Or we can put it on Bart's channel, that has 10 million subscribers, right?

It's like I was saying, we can actually monetize on anybody's channel, as long as own the copyright of something. It's not like we've monetized it less on something else. That's the cool thing about piracy on the internet now. If it's on YouTube, you just find the pirates, right to YouTube, and anything that they're making unasked, you just get the money off of it. You don't even have to tell them to take it down anymore.

YouTube is going to be the first big play there, but predominantly on influencer channels. Whether that be an influencer like Bethany Moto, or Bart Baker or somebody like that. Or, if it's a brand, which you know, sometimes the brands co-production partners, our partners might have 500,000 viewers or subscribers. That's my, that's something that we'll take on a case by case basis, where we can get the best traction, on which channel.

And then from there, we're just going to, you know, where the next move is that we can be successful. I don't want to go out and throw darts, oh, let's just try Instagram stuff. If I'm going to do Instagram it's going to be with an influencer, with a proven following and we're setting it up. And it's like, I want to clear our way as many of the possibilities or as many of the things that make it possible for us to fail. Clear all of that stuff. It's always possible to fail, but I want to clear all that stuff away as much as possible before we go in and do that.

Whether it's working with, like I said, influencers, or you know, my friend Butch, who was the creator of Fairly OddParents. I met up with him the other day. I'm hoping to get some kind of project out there. Work with me Butch, what's up? There's so many talented people out there. There's no ego in this at all. I want to work with all of them. As long as they're all about entertainment for its own sake, and making the audiences happy by watching fun stuff.

I don't know if that answered the question. Did that answer the question?

Bill Clark: Yes, it did. Thank you. Next question is, where do you see the company in five years? The rest you've already addressed with the, with where all the content is going to be. So, how do you see it growing?

Mychal Simka: I mean, the idea of an MCN and all of these things, it came from several inspirations. Like, one, the functional for the brand, for the films and whatnot. But really the big play, the big financial inspiration of this, was just seeing the success of AwesomenessTV and Maker Studios. You know, AwesomenessTV was built for 3 million dollars, raised at UTA. I've read it on a blog, I've written it everywhere. They were sold for, you know, it was a deal worth over 200 million dollars. Verizon came in for a 24.5% stake and raised to valuation to 650 million.

This is all from a guy that like everybody knew was a producer at Nickelodeon. He did the Fred movie, he was a producer on the Amanda show. And he goes off, he's like, I want to make an online Nickelodeon. And Jeffrey Katzenburg say it, he was like, that's a good idea. And Dreamworks needs that. And then Disney was like, we need one, too. And they got Maker for 675 million.

Guess what, Dreamworks and Disney are not the only studios in town that need an AVOD, right? So, that's what I was talking about earlier, the advertised based video on demand model, all the studios, all the networks are out there. So, my big game plan is not just to sell this animated series, and this you know, best of SuperDopeTV content for a half hour. We'll do that along the way, that's what's going to hopefully make us a lot of money, too.

But the big plan at the end is we've got all this stuff, right? All this IP, let's do one for the whole thing. And we're going to have more IP than those guys had, right? When Disney bought Maker, they had 60,000 channels. Disney didn't even think 58,500 of those channels were worth keeping after they took it. They canceled them and only kept 1500 of them alive.So, the IP they weren't real excited about it in some ways. They're excited about certain guys, you know, Bart was over at Maker at that time. So they were excited about Maker, some of the IP.

Well, we're going to be excited about all our IP. And we're going to have a lot more of that exciting content, and we're not going to have that stuff that we don't even know that's there, right? We're not going to have 60,000 channels. We're going to have just enough that we need. So, more IP and the market hasn't changed. People are like, well

MCN, blah, blah, blah. Well, yeah, because the first MCN came out five years ago. People think it's a passe term.

Water, the word for water came out a long time ago, I'm still into water, you know. It's just ridiculous how some people analyze business scenarios. Like it's a teeter totter or something. Like, well it was popular two years ago, so therefore it's not now. Yeah, right. So, yeah, that's the big goal, it's-

Barry Katz: I predict in five years that water is going to be very, very important.

Mychal Simka: Yeah. Equally to SuperDopeTV.

Barry Katz: At least.

Mychal Simka: I think he's fallen asleep.

Bill Clark: Thanks, guys. Nope.

Mychal Simka: Yeah, acquisition by a major studio. So, five years from now, acquisition in part or parcel by a major studio or network. Similar to AwesomenessTV and Maker Studios.

Bill Clark: Yep. And obviously, you can't predict that, that's just something that you would like to do. That's one of your goals, but if somebody's making an investment into this, they should invest in it assuming that there's risk and they could lose all their money.

Mychal Simka: 100%.

Bill Clark: Just have a few more questions. Keep sending them in, because we do have about six more minutes left in this webinar. Why did you decide to do preferred shares instead of a revenue share deal, like you did with Bunny Bravo?

Mychal Simka: Well, because with Bunny Bravo, it was simple. It was one film, and there's one revenue stream from one film. I didn't include any merchandise, because I don't own the merchandise rights for that. I didn't include spinoffs and other things, because I do own the sequel, and I'll [inaudible 00:49:57] to do other things with it. It's just one revenue stream.

Well, I mean, multiple if you count, like theatrical, on demand, iTunes, and various things. But it's one movie, you know. The money is coming in is by people watching that movie. And I've since come up with some alternative revenue streams to add to that, something that the studios would never do, which I talk about on my investment Facebook group. Just tying in with localized events and things. Popup shops, if you want to hear about that I have a lot of posts about that in my Facebook group.

But, it's a simple model. A movie is simple, it's one revenue stream. SuperDopeTV, I mean, just in the past hour, I went through as many of the potential revenue streams as possible. And then the value as well, because we're building value, we might not be building revenue streams. I might build more revenue on this channel, right, on YouTube. But on this other channel, I'll get more brand value.

If we're trying to eventually sell these series to a broadcaster, and later even be acquired or sell a big package deal or a partnership for all of our series, or something like that. Well, then that little bit of income that we get from YouTube advertising, that's more revenue there, but it might not necessarily be the best decision for us. Because there's that revenue, and then there's the brand value, which could raise the price of the acquisition. There's the brand value for releasing films.

So, once we've done five or ten films, maybe there's a guy who's already made this amazing animated film, or someone like Butch, wants to release an animated film, right? And maybe we do a partnership there. And it's just because of the brand value that we brought in. What revenue stream was that, we didn't even count that, because it's a new opportunity that came up.

With Bunny Bravo, there's not going to be these new opportunities that come up every few months or so. Whereas SuperDopeTV as a brand, I really feel like I would be doing it a disservice if I just said, well, you're investing in this, and I'm going to lay out these are the revenue streams, you're going to get this percentage back. Instead of okay, well, you guys are just buying into the whole thing, and hopefully I make the best decisions on which things we concentrate on. Build that value up working towards an acquisition, and hopefully we make a lot of money along the way, or one or the other. Either one would be great.

But, it's just absolutely impossible to do with a revenue share model.

Bill Clark: Okay. Great, thank you, I think that was a great answer. That's it, that's all we have time for. So, before we close, do you guys have anything else you wanted to say to the investors listening?

Mychal Simka: I want to introduce my really hardworking team over here. Because, I can't really do anything without these guys, and you know, I was on the other side of the hill, right. There's this side of the hill and the other side of the hill. The part about LA, anybody who lives here, comes out here, you can't get phone signal in between.

So I, the reason I came in a couple of minutes late, is because I was on the other side of the hill and I had to do a conference call with a content provider in Italy, who were attempting to get this fabulous show. We're in the middle of the contract negotiation, it's the show, Four Girls. It's about fashion and creating fashion out of these weird objects, and things. And it's so fun, it's almost like DIY, but you know, it's an animated series, so it has characters and everything.

So, I'm doing that, I'm like, oh my God, I've got to get over there, but I couldn't do the call on the hill, I had to be on the other side. So, they were like over here setting up everything, as they always do. They went to Cannes with me. Actually, Vincent didn't go to Cannes with me, but Vincent is from France, so he doesn't need to go. But, anyways, come over and say hi, Brittany and Vincent, because the world wouldn't work without these guys.

Speaker 4: Hi guys!

Vincent: Hello.

Barry Katz: And I think that's really important, what you did, because for every great person or organization or project, there's always these people who are, see something in people. We see something in them, because we believe in them, and we believe that they're going to be the future of the entertainment business. And it's always nice when they see something in us, that they believe the same thing. And it's a symbiotic relationship.

And it goes forward to what's happening here, with this, what we're doing here with this webinar. We hope that you believe in what we're doing, and we believe in you for believing in us.

Mychal Simka: Yes sir.

Bill Clark: Thank you all. And if you're watching this as a recording, one thing that Mychal is great at is communications. And one from his Bunny Bravo investment and all the communication that he's done with investors since day one. And if you look in the discussion you'll see lots of very detailed answers. So, if you have questions that haven't been addressed, you can send, or you can go to the offering page, and you can ask a question. It goes right to him, and he will respond very quickly, as he always does. And you can get that answer to help you make a decision.

So, thanks everyone. With that, we'll end the webinar now. Thanks, bye.

Mychal Simka: Lunch. Bye, thank you everyone.

Barry Katz: Thank you.

Speaker 4: Thank you.